Exhibit (a)(3)

To:	All Colleagues
From:	Dean Mitchell
Date:	September 26, 2008
Subject:	Alpharma’s Response to King’s Tender Offer

Today we filed our response to King’s unsolicited tender offer for Alpharma’s outstanding shares of common stock. This allows us to discuss with colleagues and shareholders our position on King’s offer to acquire Alpharma and update you on other actions we are taking. Our response is formally known as SEC Schedule 14D-9 and fills over 20 pages of small font. It will be posted in the Investor Support section of Alpharma.com for all shareholders to access. A more easily read letter from our Chairman of the Board, Peter Tombros, and me to all Alpharma shareholders is attached to this memo for your review. These documents set out why the Board of Directors of Alpharma believes King’s current offer for Alpharma is financially inadequate and not in the best interests of our shareholders, and why we are recommending that our shareholders reject the offer and not tender their shares. I encourage you to read the attached letter and the Schedule 14D-9.

With the end of the quiet period, much will be said and written. Before other speculating voices provide their opinions, I want to fulfill my promise to you to explain our circumstance and the process in which we find ourselves engaged. It is little more than a month since King first publicly announced an offer for Alpharma and much has transpired in that time. While the details are complex, the major themes are straightforward:

•	Our rapid success has attracted the interest of King and others.

•	Our Board has determined that our shareholders’ interest is best served by exploring all strategic alternatives available to the Company, including a potential sale of the Company to another company.

•	The outcome will be determined through a process that considers the relative risks and returns of all alternatives as the process develops.

We began our strategic transformation together in 2006 and we have succeeded more rapidly than others assumed we would. In a very short time, we have remade Alpharma as a specialty human and animal health pharmaceutical company. We are a company that is the envy of our competitors with strong revenue growth, a talented set of employees and exciting potential for future growth.

As I have told you throughout this past month, by law, the Board must carefully consider all offers to purchase the Company in an objective way. This is among the Board’s prime responsibilities as the elected representatives of the shareholders. We are now engaged in a process to consider all offers, not just King’s, in an orderly and expeditious manner. That process must proceed confidentially for obvious reasons. What I can tell you is that there are multiple companies interested in discussions with us, leading to many possible outcomes in terms of how such other companies might integrate a transaction with Alpharma, if one were to occur. By establishing an orderly process, we can best fulfill our obligations to the shareholders while moving quickly to resolve the uncertainty for our colleagues.

We will work with our advisors to evaluate our alternatives and assess the relative risks and rewards. The outcome of this process is far from predictable, as many variables must be considered. I can assure you that our Board is professional, thorough and fully engaged in the task at hand, and well advised by our bankers and legal experts. We will make the right decision at the proper time.

As we move forward, many people will tell you that they “heard from a reliable source”, what is about to happen. As you look back over the last month, how many “reliable sources” turned out to be accurate? I urge you not to be distracted by rumors and I commit to you that we will continue active and open communication when there is something we can report. In return, I look to you to continue your good work on behalf of our Company. I thank you for your hard work; I continue to have faith in our strategy and your ability to execute

September 26, 2008

it. While I cannot predict the outcome, I am certain that our prospects are best served when each of us continues to execute our growth strategy.

Regards,

Dean Mitchell
President and Chief Executive Officer